EXHIBIT 21.1

TOYOTA MOTOR CREDIT CORPORATION

LIST OF SUBSIDIARIES

State or Country of
Subsidiary	Incorporation/Formation

Toyota Motor Insurance Services, Inc.	California

Toyota Motor Insurance Company	Iowa

Toyota Motor Insurance Corporation of Vermont	Vermont

Toyota Motor Credit Receivables Corporation	California

Toyota Leasing, Inc.	California

Toyota Auto Finance Receivables LLC	Delaware

TCPR Holdings, Inc.	California

Toyota Credit de Puerto Rico Corp	Commonwealth of Puerto Rico